FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

August 3, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is August 3, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports positive preliminary economic assessment results for combined milling and heap leach processing at the Livengood Gold Project, Alaska.  Life of project gold production of 10.6 million ounces – 504,000 ounces/year for 21 years.

Item 5.	Full Description of Material Change

The Issuer reports the results of an independently prepared Preliminary Economic Assessment (PEA) for the Livengood gold project, Alaska.

The combined milling/heap leach PEA is based the Issuer’s June, 2010 resource estimate and produced a positive economic analysis for the conceptual project.  Significantly the PEA demonstrated a life of project average annual production of 504,000 recovered ounces of gold for 21 years, at a 1:1.07 strip ratio (ore to waste), indicating a pre-tax NPV(5%) of USD 813M, and an IRR of 15.4% using a USD 950 per ounce gold price (Table 1).  The study also shows the deposit has a considerable leverage to gold price, with a pre-tax NPV(5%) of USD 2.3B and an IRR of 32.5% at a USD 1,200 per ounce gold price (Table 2).

The Issuer’s management will hold a conference call on Tuesday, August 03, 2010, at 2:00 p.m. EST/11:00 a.m. PST to discuss the results.  All participants will be asked to register with the conference call operator. Contact numbers for the call are 1-416-641-6151/1-866-358-0067.

Livengood Project Highlights:

      13.6 million ounce in-pit resource deposit with potential for over 500,000 ounces per year of production
      Good infrastructure and favourable jurisdiction positively impacting development costs
      Excellent potential to expand the existing deposit, upgrade in-pit resource and make new discoveries within the district
      Favourable mining geometry and a low strip ratio
      Potential to increase production rates substantially in future mining design with larger throughput facilities and mining fleet to maximize economies of scale
      High recovery of gold to gravity and flotation concentrates reducing processing costs and tailings infrastructure capital costs
      Existing highly competent and experienced labor force available in the local area
Table 1 Livengood Project – Mill - Heap Leach PEA –Summary (All values in 2010 USD based on an $850 pit shell, mining recoverable in-pit resources above 0.3 g/t gold cut off)
In-pit resource - Indicated	600 Mt @ 0.65 g/t gold for 12.6M contained ounces gold, 9.8M recoverable ounces gold
In-pit resource – Inferred	48 Mt @ 0.64 g/t gold for 1.0M contained ounces gold, 0.8M recoverable ounces gold
NPV(5%) and IRR at USD 950 per Oz	USD 813M ; 15.4%
Over all strip ratio of :	1 to 1.07 (ore to waste)
Average Annual gold production:	504,000 ounces over a 21 year mine life
Average gold recovery:	78% (76% Heap & 81% Mill)
LOM Mining rate:	81,000 ore tonnes per day, 167,000 total tonnes per day
Mining cost per/tonne:	$1.45
Mill Processing cost/tonne:	$7.69
Heap Leach Processing cost/tonne	$2.95
G&A cost per processed tonne:	$0.81
Operating Cost per ounce:	$560
Initial capital cost:	$635 M
Mill deferred capital cost	$750 M
Life of mine sustaining capital costs:	$450 M
Capital Contingency:	25%

The Issuer will file the final version of a NI 43-101 technical report which will include the results of this Preliminary Economic Analysis (the “Report”) on SEDAR within 45 days, and investors are urged to review the Report in its entirety.

Table 2

Base Case Gold Price Sensitivity Analysis

(all values in constant 2010 US$)

Gold Price	NPV(5%) ($M)	NPV(7.5%) ($M)	IRR (%)
$950	$813	$495	15.4%
$1,100	$1,708	$1,200	25.8%
$1,200	$2,305	$1,669	32.5%
$1,500	$4,096	$3,079	52.3%

This PEA utilized preliminary estimates of heap leach and mill recovery, assuming a nominal 76% and 81% process recovery, respectively.  This estimated mill recovery is consistent with the high average recovery (89%) of gold to concentrate demonstrated in the existing metallurgical testing data and the subsequent total gold recovery by CIL treatment in some of the ore types.  Extensive metallurgical testing will be conducted as part of a Pre-feasibility Study to verify the total gold recovery assumptions and to support design of the required mill and heap leach processes.

The Issuer cautions that this PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in the Pre-feasibility Study.  The PEA is based on the Livengood in-situ resource model (June, 2010) which consists of material in both the indicated and inferred classification.  Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them.  The current basis of project information is not sufficient to convert the in-situ mineral resources to Mineral Reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability.  Accordingly, there can be no certainty that the results estimated in this PEA will be realized.  The PEA results are only intended as an initial, first-pass review of the potential project economics based on preliminary information.

This initial stage mill and heap leach PEA, utilizes the June 2010 in-situ resource estimate, which includes all assays completed through May, 2010 (434 diamond and reverse circulation holes).  The mine production estimate was developed by L-G optimization to produce a series of pit shells defined at varying gold prices between $300 and $1500 per ounce, for the gold recovery and processing cost assumptions.  A long term gold price of $950 per Au oz has been assumed in this PEA, and the pit shell defined at $850 per Au oz was selected for the analysis to assure a minimum margin on process cost of $100 per Au ounce.  The resulting pit shell at projected full extraction is shown in Figure 1, and a series of 5 push-backs were chosen within the shell as the basis of a production schedule that would deliver a nominal 81,000 tonnes/day ore output.  Individual in-situ resource blocks within the pit shell were assigned an economic value based on recovery and contained gold above the 0.3 g/t cut-off grade, and the blocks were assigned to one of the heap leach, mill or waste dump destinations based on the economic value.  For blocks assigned to the heap leach or mill destination, the individual block grade-tonnage data developed in the Multiple Indicator Kriging in-situ resource model was used to calculate the mining recoverable tonnage above the 0.3 g/t cut-off grade.  The mining recoverable resource was scheduled to the appropriate process circuit (mill or heap leach) and the remaining material below the 0.3 g/t mining recovery cut-off was scheduled to the waste dump.

The Livengood mineralization remains open in a number of directions particularly to the west, southeast and at depth.  The Issuer is continuing its resource expansion drilling campaign, which is focused on expanding the higher grade Southwest Zone of the deposit, confirming the inferred resource extrapolation at depth currently included in the in-pit resource, and infilling the drill pattern to increase the drill density in core of the Sunshine Zone and Main Zone mineralization.

Figure 1: Geo-referenced surface photography of the Livengood area showing the US $850 pit defined by LG optimization using the Livengood June 2010 in-situ resource model.  Blue markers indicate the location of the exploration borehole collars, with the black lines showing the surveyed borehole traces.  The route of the paved Elliot highway is shown below the projected crest of the open pit.

Cash Flow Model Inputs and Assumptions

Resources - The analysis included both indicated and inferred resources in the mining and economic study.  Indicated resources make up more than 90% of the defined in-pit ore tonnage.

Mining Method - A standard open pit drill, blast, load and haul mining plan was used for the study, assuming a 45o pit slope.  Preliminary pit designs have been developed and include pit roads and ramps for all stages of the open pit schedule.  The assumed nominal mining rate was 167,000 total tonnes per day, with 365 operating days per year.

Processing Method – A valley fill heap leach design, operated initially at 100,000 tonnes of ore a day and declining to nominally 35,000 tonnes ore per day after the mill start-up in year 4, was assumed for the PEA.  Heap leach ore would be crushed to 1.2 cm and truck stacked on the pad.  A process plant using SAG milling, gravity and flotation circuits for concentration and CIL recovery of gold was assumed in the PEA.  The process plant was assumed to have a nominal throughput of 53,400 tonnes per day, beginning operation in year 4, after 3 years of heap leach processing.

Gold Recovery Model - Process recoveries were estimated for each of 21 different mineralization types (7 rock types, 3 oxidations states) in the deposit based on metallurgical test results published in the June 2010 update of the Livengood technical data.  The quantity of mineralization types are then projected into the in-situ resource block model using a 3D geological model of the deposit, and a process recovery factor is calculated for each model block.  The calculated process recovery factor is used to determine produced gold ounces for the portion of mine recoverable material above the 0.3 g/t cut-off grade for each block according to its processing destination (heap leach or mill).

Operating and Capital Cost Estimates - Preliminary capital and operating costs were prepared using information available on other Alaskan gold mines, an independent mining and development cost research report commissioned by the Issuer, all available project technical data and metallurgical/process related test work..  Preliminary site infrastructure alternatives (heap leach, waste dump, tailing storage facilities, and mill) have been evaluated by independent study and an arrangement defined as the basis of capital cost estimates.  Capital costs were estimated from a review of recent gold projects developed in the region.  Capital costs were developed based on a nominal mining rate of 81,000 tonnes of ore per day (nominal total tonnes mined per day of 167,000), processing a total of 650 Mt, and includes sustaining capital and all facilities and equipment needed for all phases of the project over its projected 21 year life.  All costs are in constant USD from Q3 2010.  No escalation was applied in the financial model.

Taxes and Royalties - Taxes and royalty charges were excluded from this preliminary analysis of the project.  Net smelter return royalty rates vary from 0-5% across the project and average approximately 2.5%, assuming exercise by the Issuer of all available royalty buy-out rights.

Revenue - Revenue was determined in the base case financial model assuming a constant, long term gold price of $950 per ounce.  All sensitivities to gold price assumptions were assessed using a constant price.

June 2010 Resource Update

Reserva International, LLC. produced an updated in-situ mineral resource estimate, the results of which were included in the June 2010 update of  the Livengood NI 43-101 (June 2010 Summary Report on the Livengood Project, Tolovana District, Alaska).  Summary results at different cut-off grades are listed in Table 3.  This in-situ resource estimate was used as the basis for the Mill and Heap Leach PEA.

Table 3

June 2010 Livengood In-Situ Resources (at 0.30 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.30	789	0.62	15.7
Inferred	0.30	229	0.55	4.0

June 2010 Livengood In-Situ Resources (at 0.50 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.50	409	0.83	10.9
Inferred	0.50	94	0.79	2.4

June 2010 Livengood In-situ Resources (at 0.70 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.70	202	1.07	6.9
Inferred	0.70	40	1.06	1.4

The scale of the Livengood gold system is demonstrated by the size of the estimated resource using a 0.3 g/t gold cutoff (Table 3).  This resource forms a coherent body covering a lateral extent of three square kilometres and remains open in several directions.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques.  Indicator variogram modeling was done on 10 metre composites.  The resource model was constrained by the lithological model developed by the Issuer.  Spatial statistics indicate that the mineralization shows very reasonable continuity within the range of anticipated operational cutoffs.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 98 measurements were used.  Block density was assigned on the basis of the lithological model.  The resource model, with blocks 15 x 15 by 10 metres, was estimated using nine indicator thresholds.  A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units.  Classification of indicated and inferred was based on estimation variance.

Livengood Project Highlights

      Drilling at the project continues to expand the deposit in several directions; at depth, to the west in the Lillian area and to the southeast in the Sunshine Zone.
      The Company has begun the Money Knob pre-feasibility study with the initiation of hydrological studies, surface mine facility location analysis, phase 2 metallurgical studies, deposit scale geotechnical studies and the continuing collection of environmental baseline data.
      Ongoing metallurgical studies continue to focus on gravity and flotation concentration, which has returned initial average recoveries to concentrate of 89% and offers a significant potential for operational and capital cost savings.  Optimization work is ongoing for these processing alternatives, as they have potential to make significant positive impacts on project economics.
      The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.  Future mining studies will evaluate mining and processing production rates greater than analyzed in this current mill-heap leach PEA.
      The Livengood project has a very favorable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.
      ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.
      No major permitting hurdles have been identified to date.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Paleozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favorable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favorable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favorable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Persons and Quality Control/Quality Assurance

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acted as the Qualified Person, as defined in NI 43-101, for the June 2010 resource modeling for the Livengood deposit.  Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining engineering experience in operating, corporate and consulting environments.  Both Mr. Carew and Reserva International, LLC. are independent of the Issuer under NI 43-101.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Issuer under NI 43-101.

Mr. William J. Pennstrom, Jr., of Pennstrom Consulting Inc., a consulting metallurgical engineer, is acting as the Qualified Person, as defined in NI 43-101, for the metallurgy and mineral processing programs for the Livengood deposit, and development of the PEA project financial analysis.  Mr. Pennstrom has a BS degree in Metallurgical Engineering and a Masters degree in Business Management.  He has more than 26 years of relevant experience as a metallurgist, having functioned as an operator, engineer, and process consultant over this time frame.  Mr. Pennstrom is also a Qualified Professional (QP) member of the Mining and Metallurgical Society of America.  Both Mr. Pennstrom and Pennstrom Consulting Inc. are independent of the Issuer under NI 43-101.

Mr. Quinton de Klerk, Director of Mining Solutions at Cube Consulting, Perth, Australia, is a consulting mining engineer specializing in open pit design, open pit optimization and analysis, mine design, production scheduling, due diligence evaluations and Mineral Reserves reporting.  He is acting as Qualified Person, as defined in NI 43-101, for the open pit optimization and scheduling work for the Livengood Deposit.  Mr. de Klerk has over 15 years experience in open pit mining and is a Corporate Member of AusIMM.  He holds a Mine Manager's Certificate in South Africa and a National Higher Diploma in Metalliferous Mining.  Both Mr. de Klerk and Cube Consulting are independent of the Issuer under NI 43-101.

Mr. John Bell, Sr. Project Manager at MTB Project Management Professionals, Inc of Denver, Colorado, is a graduate civil engineer, with an MBA, specializing in project management, cost estimation, project controls, construction management and contract administration.  Mr. Bell is acting as Qualified Person, defined in NI 43-101, for capex and opex cost review for the Livengood Project.  Mr. Bell has over 46 years experience working in the engineering and construction industry in North and South America, Europe, Australia and Asia.  He is a Life Member of the American Society of Civil Engineers, a Member of the Association for Advancement of Cost Engineering, a Member of the Institution of Engineers, Australia and a Chartered Professional Engineer in Australia (#172814).  Both Mr. Bell and MTB Project Management Professionals, Inc. are independent of the Issuer under NI 43-101.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a graduate geological engineer with and MS degree in mining engineering.  He is a member of the Society for Mining, Metallurgy and Exploration located in Denver CO, and AusIMM (Australia) and SAIMM (South Africa).  Mr. Brechtel has supervised the preparation of the technical and economic information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Brechtel is not independent of the Issuer, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for a production decision concerning, and any production at, the Livengood project, the completion of a Pre-feasibility Study for the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

#

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

August 3, 2010